Detica

RECEIVED

2007 AUG 13 P 12:41

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

483 816000
483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

07025924

Our ref: 07-FIV100C305

SUPPL

6th August 2007

File no: 82-35012

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

02.08.07	Interim Management Statement
02.08.07	Post AGM RNS
03.08.07	Letter to Companies House re Annual Report. A copy of the Annual Report was sent to you on 27June 2007.
06.08.07	Notification of Major Interests In Shares

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

John Woollhead

Company Secretary

PROCESSED
AUG 15 2007
THOMSON FINANCIAL

Enc

Regulatory Announcement

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Detica

Company	Detica Group Plc
TIDM	DCA
Headline	Interim Management Statement
Released	07:01 02-Aug-07
Number	3818B

2 August 2007

Detica Group plc

Interim Management Statement

Detica Group plc ("Detica" or "the Group"), the specialist business and technology consultancy, which holds its 2007 Annual General Meeting at its London offices at 2 Arundel Street, London, WC2R 3AZ at 2.00pm today, provides its first Interim Management Statement for the period from 1 April 2007 to 1 August 2007, as required by the revised UK Listing Authority's Disclosure and Transparency Rules.

Current trading update

The current financial year has started well, with revenue for the first quarter to 30 June 2007 up by 44% compared with the same period last year.

Growth within our UK Government businesses has continued strongly and the market, particularly in National Security, remains good. Our UK Commercial businesses have had a slower start to the year, particularly in TMTE, but, following the completion of the integration of m.a.partners, our revenues are considerably ahead of last year.

Our US Financial Services business is performing well and continues to benefit from strong client demand. In our US National Security business, the recently acquired DFI business has proven more difficult to integrate and this has involved more disruption than we originally planned. As a result, although we expect the DFI business to grow modestly, it is unlikely to make material profits in the current financial year despite recent restructuring of its support cost base. Importantly however, the US National Security market remains healthy, focused sales efforts have strengthened the sales pipeline and we have now made several sales of Detica capability to DFI clients. We remain confident that DFI provides a solid platform for future growth in this important market.

Financial position

There have been no significant changes in the financial position of the Group and Detica's balance sheet remains strong. At 30 June 2007, net debt stood at £20.3m following normal seasonal outflows combined with the payment of deferred consideration on the acquisition of m.a.partners.

Outlook

We continue to see healthy demand for our services across our markets and the outlook for the Group therefore remains good. The Board's expectations for Group revenue and profit for the current year remain

unchanged, although the year will be slightly more second-half weighted than normal.

For further information, please contact:

Detica Group plc Tom Black, Chief Executive Mandy Gradden, Finance Director	01483 816000
Financial Dynamics Edward Bridges Matt Dixon	020 7831 3113

END

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Free annual report

RECEIVED

Detica

Company	Detica Group Plc
TIDM	DCA
Headline	Result of AGM
Released	14:27 02-Aug-07
Number	4338B

Thursday 2 August 2007

Detica Group plc

2007 Annual General Meeting

Detica Group plc ("Detica" or "the Group"), the business and technology consulting firm, held its 2007 Annual General Meeting at its London offices at 2 Arundel Street, London, WC2R 3AZ at 2.00pm today.

THE RESOLUTIONS

All of the resolutions tabled at the Detica Group plc 2007 AGM on Thursday 2 August 2007 were passed. The votes cast were:

Resolution		For	Against	Vote withheld
1	Annual Report and Accounts	86,756,985	572,892	540,526
2	Remuneration Report	83,906,659	3,011,246	952,498
3	To elect Colin Evans	87,189,686	643,217	37,500
4	To elect John Gordon	86,410,310	581,476	878,617
5	To re-elect Chris Conway	68,601,454	2,471,900	16,797,049
6	To re-elect Mandy Gradden	87,227,432	637,301	5,670
7	To approve the final dividend of 2.175p	87,870,403	0	0
8	To re-appoint the auditors	86,743,636	1,122,936	3,831
9	To authorise the use of e-communications.	87,688,438	181,965	0
10	To adopt new articles of association.	87,743,673	125,359	1000
11	To renew the general authority to allot shares pursuant to Section 80	87,702,714	130,189	37,500
12	To renew the authority to allot shares pursuant to Section 89	87,706,464	126,439	37,500
13	To approve the number of shares for the Employee Share Purchase Plan	87,640,338	117,159	112,906

Contacts:

Detica

RECEIVED

2007 AUG 13 P 12:41

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

www.detica.com

Our ref: 07-FIV100C299

03 August 2007

Dear Sir

Detica Group Plc - 3328242

Please find enclosed the Detica Group Plc Report and Accounts for the year ended 31 March 2007 for filing at Companies House.

Please confirm receipt of this letter by signing and returning the enclosed copy of this letter (SAE enclosed).

Yours sincerely

John Woollhead

Company Secrerary

Enc

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

DETICA GROUP PLC

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:(NO)

An event changing the breakdown of voting rights: (NO)

Other (please specify) :

3. Full name of person(s) subject to the notification obligation (iii):

AEGON UK Group of Companies

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

2nd August 2007

6. Date on which issuer notified:

6th August 2007

7. Threshold(s) that is/are crossed or reached:

4-5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0031539561	5,755,548	5,755,548

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0031539561	5,855,548	5,855,548	0	5.05%	0

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
5,855,548	5.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

AEGON UK Group of Companies – parent undertaking of:

AEGON Asset Management UK plc
AEGON Investment Management UK Ltd
AEGON ICVC

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:

14. Contact name:
John Woollhead

15. Contact telephone number:
01483 816 900.

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END